# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Digital Asset Acquisition Corp., CIK 0002052162
CUSIP: G2868C103
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 174 NASSAU STREET, SUITE 2100, PRINCETON, New Jersey (NJ), 08542
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-25-004883
Filed by CIK 0001167557

## Reporting persons
- AQR Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,080,396; sole dispositive power 0; shared dispositive power 1,080,396; aggregate amount beneficially owned 1,080,396 (6.26% of the class)
- AQR Capital Management Holdings, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,080,396; sole dispositive power 0; shared dispositive power 1,080,396; aggregate amount beneficially owned 1,080,396 (6.26% of the class)
- AQR Arbitrage, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,080,396; sole dispositive power 0; shared dispositive power 1,080,396; aggregate amount beneficially owned 1,080,396 (6.26% of the class)

## Item 1. Issuer
Name of issuer: Digital Asset Acquisition Corp.
Address of issuer's principal executive offices:
174 NASSAU STREET, SUITE 2100, PRINCETON, NEW JERSEY
08542

## Item 2. Person Filing
Name of person filing:
AQR Capital Management, LLC

AQR Capital Management Holdings, LLC

AQR Arbitrage, LLC
Address of principal business office or, if none, residence:
ONE GREENWICH PLAZA
SUITE 130
Greenwich, Connecticut
06830
Citizenship:
AQR Capital Management, LLC - UNITED STATES

AQR Capital Management Holdings, LLC - UNITED STATES

AQR Arbitrage, LLC - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,080,396
Percent of class: 6.26
Sole power to vote or to direct the vote:
AQR Capital Management, LLC - 0

AQR Capital Management Holdings, LLC - 0

AQR Arbitrage, LLC - 0
Shared power to vote or to direct the vote:
AQR Capital Management, LLC - 1,080,396

AQR Capital Management Holdings, LLC - 1,080,396

AQR Arbitrage, LLC - 1,080,396
Sole power to dispose or to direct the disposition:
AQR Capital Management, LLC - 0

AQR Capital Management Holdings, LLC - 0

AQR Arbitrage, LLC - 0
Shared power to dispose or to direct the disposition:
AQR Capital Management, LLC - 1,080,396

AQR Capital Management Holdings, LLC - 1,080,396

AQR Arbitrage, LLC - 1,080,396

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
AQR Capital Management Holdings, LLC, AQR Capital Management, LLC, and AQR Arbitrage, LLC hereby agree that this Schedule 13G is filed on behalf of each of the parties. AQR Capital Management, LLC is a wholly owned subsidiary of AQR Capital Management Holdings, LLC. AQR Arbitrage, LLC is deemed to be controlled by AQR Capital Management, LLC.

## Signatures
- AQR Capital Management, LLC: Henry Parkin, Authorized Signatory (11/12/2025)
- AQR Capital Management Holdings, LLC: Henry Parkin, Authorized Signatory (11/12/2025)
- AQR Arbitrage, LLC: Henry Parkin, Authorized Signatory (11/12/2025)